
SAFRAN

SIÈGE SOCIAL

RECEIVED

2007 AUG 27 A 7:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 20, 2007

07026240

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Paul Dudek, Esq.

SAFRAN
Rule 12g3-2(b) File No. 82-34974

SUPPL

Dear Sirs:

The enclosed information, as set forth in the Annex attached hereto, is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SAFRAN (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions with regard to this information or require additional information, please contact the undersigned in Paris at +33 1 40 60 84 28.

Very truly yours,

PROCESSED
AUG 29 2007
THOMSON FINANCIAL

Francis de Raimond

cc: Alain Marcheteau
(Safran)

SAFRAN
Société anonyme à Directoire et Conseil de surveillance
au capital de 83 405 917 euros - 562082909 RCS Paris
2, Bd du Général Martial-Valin - 75724 Paris Cedex 15 - France

Tél. +33 (0)1 40 60 80 80
Fax +33 (0)1 40 60 81 02
www.safran-group.com

Annex

I. PRESS RELEASES

- July 19, 2007 – A new CEO for SAFRAN
- July 26, 2007 – Ingenico and Sagem Sécurité in exclusive talks to create a world leader in electronic payment solutions
- July 27, 2007 – Statement by SAFRAN management

II. DOCUMENTS PROVIDED TO REGULATORY AUTHORITIES OR STOCK EXCHANGES AND MADE PUBLIC BY SUCH ENTITIES

None

III. DOCUMENTS PROVIDED TO SHAREHOLDERS, PUBLISHED OR MADE AVAILABLE TO THE PUBLIC

None





A new CEO for SAFRAN

Paris, July 19, 2007

Meeting on Thursday, July 19, the SAFRAN Supervisory Board applied the decisions made on December 12, 2006 concerning corporate governance:

- Jean-Paul Béchat will finish his term as Chief Executive Officer and Chairman of the Executive Board on September 2, 2007, having reached the age of 65. The Supervisory Board extended their congratulations to Jean-Paul Béchat for his dedication and results achieved as the head of SAFRAN, along with his pivotal contribution to the aerospace and defense industries throughout his career.

- Jean-Paul Herteman has been named Chief Executive Officer and Chairman of the Executive Board, effective September 3, 2007. Currently Executive Vice President of SAFRAN and Chairman and CEO of Sagem Défense Sécurité, Jean-Paul Herteman, 56, holds degrees from the prestigious *Ecole Polytechnique* and *Ecole Nationale Supérieure de l'Aéronautique et de l'Espace* (now ISAE), with the title of "*Ingénieur en chef de l'Armement*" (chief scientist, defense). He will retain his position at the head of the Defense Security branch.

Effective September 3, for a period of four years, members of the Executive Board will be: Jean-Paul Herteman, Chairman, Dominique-Jean Chertier, Executive Vice President, Social and Institutional Affairs, and Xavier Lagarde, Executive Vice President, Communications branch.

***SAFRAN** is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense security, communications. It has 62,000 employees in over 30 countries, and annual revenues exceeding 11 billion euros. SAFRAN comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

Jean-Paul HERTEMAN
(born 1950)

Jean-Paul Herteman is a graduate of Ecole Polytechnique and of Ecole Nationale Supérieure de l'Aéronautique et de l'Espace.

He started his career as an engineer at Centre d'Essais Aéronautique de Toulouse, in the field of materials and structures.

In 1984, he joined Snecma to lead the development of advanced materials for hot gas turbine parts. He then assumed the positions of Quality Director (1989 - 92), Mechanical Division Manager and Deputy Technical Director (1993 - 95).

He was then CFM56 Program Manager at Snecma and Executive Vice President of CFM International, before becoming Vice President Engineering of Snecma in October 1996.

He became Executive Vice President and General Manager of Snecma Rocket-Engine Division in 1999.

He was appointed Chairman and Chief Executive Officer of Snecma Moteurs in 2002.

As Safran Group Senior Vice President, he led the Aerospace Propulsion Branch from January 2004.

Since December 2006 he is Safran Group Senior Vice President, President of the Defense Security Branch and Chairman & CEO of Sagem Défense Sécurité.

Ingenico and Sagem Sécurité in exclusive talks to create a world leader in electronic payment solutions

Paris, 26 July 2007 - Ingenico, a leading global supplier of transaction and secure payment solutions, and Sagem Sécurité, a subsidiary of the international high-technology group SAFRAN, have entered into exclusive negotiations with the aim of combining their electronic payment solutions activities to create a global leader in the industry.

The proposed transaction concerns the payment terminals businesses of Sagem Sécurité, principally Sagem Monetel and Sagem Denmark and their respective subsidiaries. It would involve the issuance of new Ingenico shares to Sagem Sécurité which would become an important shareholder in Ingenico. As of today, these shares would represent 25% of the shares outstanding following the transaction's completion.[*]

The companies have signed a non-binding Memorandum of Understanding and will now enter a period of exclusive negotiations and due diligence. Within the context of these negotiations, the project will be submitted to the employee representative bodies of the companies involved in the transaction for their opinion. Completion of the transaction, expected by year end, would be subject to Ingenico shareholder approval and approval by the relevant competition authorities. Ingenico will provide an update on the progress of the transaction when it releases its first-half results on 20 September.

The combination of these two businesses would create a group with the best product mix, unique technological expertise, the most extensive sales network and leading market positions, and which would benefit from the Ingenico, Sagem and Monetel brands. Sagem Sécurité and Ingenico would further benefit from the potential for technological cooperation, particularly in the areas of biometric applications for payment solutions for Ingenico and the development of secure identification terminals for Sagem Sécurité.

Sagem Sécurité intends to remain involved over the long term in the terminal payment sector through its security business and through its role as a shareholder in Ingenico. Sagem Sécurité would commit, in particular, to the customary standstill and lock-up provisions regarding its stake in Ingenico.

Sagem Sécurité's electronic payment terminals businesses had a compound annual growth rate of 28.3% from 2003 to 2006, significantly above the industry average. Sales for these activities in the first half 2007 were in excess of €83 million. In 2006, sales were €120 million with an EBIT margin of 9.7%. Of the total sales, 50% were generated in Western Europe, 9% in Asia Pacific, 18% in the Americas and 23% in the Eastern Europe, the Middle East and Africa region.[†]

---

[*] 31,989,138 shares in circulation before the transaction (which is 32,760,008 issued shares minus 770,870 treasury shares)

[†] All the figures for Sagem Sécurité activities are unaudited

Ingenico today announced that sales for the first half of 2007 (unaudited) were €260.1 million, up 5.4% year on year at constant exchange rates, and has previously indicated that the operating margin for this period would show an improvement on the 7.3% EBIT margin for the second half of 2006. Ingenico had 2006 sales of €506 million (€526 million pro forma including the consolidation of Moneyline) with an operating profit of €33.1 million and an EBIT margin of 6.5%.

Jean-Paul Jainsky, Chief Executive Officer of Sagem Sécurité, commented: *"The alliance with Ingenico would provide our activities with an even brighter future, creating a true leader in the field of secure transaction and payment solutions for many years to come."*

Philippe Lazare, Ingenico Chief Executive Officer, commented: *"Bringing together the activities of Ingenico and Sagem Sécurité would enable the new group to better grasp opportunities, in both the payment terminals and services areas, as the sector undergoes significant technological and regulatory changes."*

Ingenico is advised by Leonardo, Linklaters LLP and Armand, Boedels & Associates while Sagem Sécurité is advised by BNP Paribas and Bredin Prat.

About Ingenico

Throughout the world businesses rely on Ingenico for secure and expedient electronic transaction acceptance. Ingenico products leverage proven technology, established standards and unparalleled ergonomics to provide optimal reliability, versatility and usability. This comprehensive range of products is complemented by a global array of services and partnerships, enabling businesses in a number of vertical sectors to accept transactions anywhere their business takes them. For more information about Ingenico, please visit www.ingenico.com

Ingenico contacts:

Holloway & Associates

Laura Gilbert / Ian Limbach

+44 20 7240 2486

Laura.gilbert@rholloway.com

Ian.limbach@rholloway.com

Cyril Malher – Chief Financial Officer

+33 1 46 25 56 16

Cyril.malher@ingenico.com

About SAFRAN

SAFRAN is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense security, communications. It has 62,000 employees in over 30 countries, and annual revenues exceeding 11 billion euros. SAFRAN comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.

SAFRAN contact:

Jocelyne Terrien

+33 1 40 60 80 28

+33 6 07 83 59 73

jocelyne.terrien@safran.fr





STATEMENT BY SAFRAN MANAGEMENT

Paris, July 27, 2007 – SAFRAN corporate management vigorously denies the repeated allegations and inaccuracies that the "Arvernes group", through spokesman Maurice Argouse, has been spreading in various publications for several months.

This smear campaign targets the SAFRAN Chief Executive Officer, Jean-Paul Béchat, as well as all of the Group's governance bodies, since the information provided to the market in 2006 and 2007 via press releases was always approved by the Supervisory Board.

SAFRAN management emphasizes that the "Arvernes group" represents only a very small minority of shareholders, and not 20% of SAFRAN's capital as they have claimed in statements to the press.

Virtually all SAFRAN employee shareholders, representing about 15% of total capital, are represented via two entities:

- Company savings plans (7.33%).
- Club Sagem (7.57%).

These entities have their own representative bodies and Mr. Argouse therefore cannot claim to be their spokesman.

Corporate management firmly denies the allegation that SAFRAN resorts to internal eavesdropping, or any other concealed observation of its personnel –practices which are totally in contradiction with the Group's ethics.

Corporate management intends to take legal action in response to the repeated attacks by Mr. Argouse and the "Arvernes group", as well as to their practices of spreading false information and destabilization, and thus put a stop to the media rumors and resulting harm to SAFRAN's reputation and image.

END

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr